FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2008

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[ X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 24, 2008	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

For Immediate Release	January 23, 2008

Forbes Medi-Tech Provides Update on Nasdaq Listing Status

~Company Takes Steps to Maintain Listing~

Vancouver, Canada Forbes Medi-Tech Inc. (TSX:FMI and NASDAQ:FMTI) today announced that it has requested a hearing with a Nasdaq Listings Qualifications Panel to discuss the Company’s listing status pursuant to Marketplace Rule 4805. As announced on December 20, 2007 and January 14, 2008, the Company is in the process of a corporate reorganization designed to allow the Company to regain compliance with Nasdaq’s US$1 minimum bid requirement. The expected Nasdaq Staff Determination letter notifying the Company of its not having met the requirement by the specified date of January 18, 2008, and of the Company’s current right to request a hearing, has now been received.

The reorganization, if approved, will result in a corporate structure consisting of a publicly listed holding company (“Newco”, to be re-named “Forbes Medi-Tech Inc.”) and direct and indirect operating subsidiaries. This structure is not uncommon for publicly listed companies. Management of Forbes believes that, in addition to providing an opportunity to achieve Nasdaq minimum bid-price listing standards, this structure will provide greater flexibility and enable Forbes to accommodate and capitalize on certain financing opportunities that may arise in the future. Newco is governed by the Business Corporations Act (British Columbia), rather than the Canada Business Corporations Act under which Forbes is currently governed.

The Company received a Nasdaq Staff Determination on January 22, 2008 indicating that the Company fails to comply with the minimum bid price requirement for continued listing set forth in Marketplace Rule 4310(c)(4), and that its securities are, therefore, subject to delisting from The Nasdaq Capital Market. The Company has requested a hearing before a Nasdaq Listing Qualifications Panel to review the Staff Determination. There can be no assurance the Panel will grant the Company’s request for continued listing.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of life-threatening disease.  Our strategy and vision is to develop and market a portfolio of products for the benefit of all consumers, from the healthy person desiring consumer lifestyle products that can help reduce the risk of future disease, to medical patients needing therapeutic prescription products for the treatment of an established ailment. Additional information on Forbes Medi-Tech can be found at www.forbesmedi.com

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For more information, please contact:

Darren Seed Director, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release.  This News Release contains forward-looking statements and information regarding the Company’s continued listing on Nasdaq, future financing opportunities, and the Company’s strategy and vision, which statements can be identified by the use of forward-looking terminology such as “designed to”, “will”, “may”, “strategy”, “vision”, “to develop” or comparable terminology referring to future events or results.  The Company’s actual results could differ materially from those anticipated in these forward-looking statements and information as a result of numerous factors, including uncertainty whether the Nasdaq Listing Qualifications Panel will afford the Company an additional opportunity to regain compliance with Nasdaq’s minimum bid price requirement; uncertainty whether the requirement can be achieved; uncertainty whether the Company’s or Newco’s shares will remain  listed on Nasdaq or the TSX; uncertainty whether the Company will be able to capitalize on future financing opportunities and the Company’s need for financing in the near term, which financing is not assured and if not obtained, will materially adversely affect the Company and its ability to continue;  research and development risks; intellectual property risks; manufacturing, marketing and supply risks;  product liability and insurance risks; changes in business strategy or development plans; as well as a description of other risks and uncertainties affecting the Company and its business, as contained in the Company’s latest Annual Information Form / Form 20-F, and other news releases and filings with Securities Regulatory Authorities in Canada and the U.S., any of which could cause actual results to vary materially from current results or the Company’s anticipated future results.  Forward-looking statements and information are based on the assumptions, beliefs, opinions and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation to update its forward-looking statements or information if those assumptions, beliefs, opinions or expectations or other circumstances should change.